Exhibit 97

CPS Technologies Corp.

Policy for Recovery of Erroneously Awarded Compensation

The Board of Directors (“Board”) of CPS Technologies Corp. (“CPS” or the “Company”) has adopted this Policy in order to maintain a culture of focused, diligent and responsible management, which discourages conduct detrimental to the growth of the Company and to ensure that incentive-based compensation (“Incentive Based Compensation”) paid by the Company is based upon accurate financial data.

This Policy applies in the event of a material restatement (“Restatement”) of the Company’s financial results because of material non-compliance with financial reporting requirements. This Policy does not apply in any situation where a Restatement is not as a result of significant non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (i) application of a change in accounting principles; (ii) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (iii) reclassification due to a discontinued operation; (iv) application of a change in reporting entity, such as from a reorganization of entities under common control; (v) adjustment to provision amounts in connection with a prior business combination; and (vi) revision for stock splits, (collectively the “Restatement Exclusions”).

The “executive officers” of the Company whose Incentive-Based Compensation is covered by this Policy include the Company’s Chief Executive Officer, President, Chief Financial Officer, Controller, any Vice-President of the Company in charge of a principal business unit, division or function, and any other officer or person who performs a significant policy-making function for the Company (the “Executive Officers”). All of these Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement.

Incentive-Based Compensation includes any compensation, including cash and equity, which is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information. Incentive-Based Compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period. At the time of the award of Incentive-Based Compensation by the Company to any Executive Officer(s), the Company shall identify in writing to said Executive Officer(s), what, if any, portion of the Incentive-Based Compensation awarded to the Executive Officer(s) is based upon the attainment of any financial reporting measure.

Incentive-Based Compensation does not include base annual salary, compensation which is awarded based purely on service to the Company (e.g. a time-vested award, including time-vesting stock options or restricted share rights) or compensation which is awarded solely at the discretion of the Board, nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of an acquisition) or operational measures (e.g. attainment of a certain manufacturing goals).

This Policy applies to any Incentive-Based Compensation paid to an Executive Officer during any of the three (3) fiscal completed years immediately preceding the date the Company is required to restate its financial results (the “Clawback Period”), meaning the earlier of:

A) the date that the Company’s Board (or a Board committee or authorized officer, if Board action is not required) concludes that the Company’s previously issued financial statements contain a material error; or

B) the date on which a court, regulator or other similarly authorized body causes the Company to restate its financial information to correct a material error.

The recoverable amount under this Policy is “the amount of Incentive-Based Compensation received by the Executive Officer or former Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement” (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the amount of Incentive-Based Compensation based thereon for the applicable period(s). The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer or former Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement.

The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded. If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

i. if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;

ii. if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and

iii. if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board will take such action as it deems appropriate, in its sole and absolute discretion, to accomplish prompt recovery of the Recoverable Amount. Given that the Recoverable Amount must be calculated by the Company on a pre-tax basis, the Board will recover:

i. firstly, the post-tax portion of the Recoverable Amount received by the Executive Officer; then

ii. that portion of the Recoverable Amount which represents the tax paid by the Executive, once that amount is recovered by the Executive.

The Company is obliged to promptly recover erroneously paid Incentive-Based Compensation from its Executive Officers, except under two limited circumstances:

i. if the Company determines that it would be impracticable to recover the excess compensation from an Executive Officer because the direct costs of enforcing recovery would exceed the Recoverable Amount; or

ii. if the recovery of the Incentive-Based Compensation would violate the home country laws of the Company.

Indirect costs of recovery are not to be considered in making this evaluation. The Board does have discretion as to the manner in which recovery is affected, as long as it is reasonably prompt, including a deferred repayment plan.

In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.

The provisions of this Policy are intended to be applied to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.

This Policy is in addition to (and not in lieu of ) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy).

Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to a management, employment, consulting or other agreement with the Company or any of its Subsidiaries.

All determinations and decisions made by the Board (or committee) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company and the persons to whom this Policy applies.

Executive Officers (as defined above) are required to annually acknowledge that they have read this Policy.

If you have questions about the interpretation of this Policy, please contact the Company’s Chief Financial Officer, Chuck Griffith.

APPROVED by the Board of Directors of CPS Technologies Corp. on July 12, 2023.